COLT DEFENSE LLC P.O. BOX 118, HARTFORD, CONNECTICUT 06141, 860/236-6311

October 22, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:                          Comment Letter: Colt Defense LLC
Form 10-K for the Year Ended December 31, 2013
Filed March 20, 2014
Form 10-K/A for the Year Ended December 31, 2013
Filed September 15, 2014
Form 10-Q for the Quarter Ended June 29, 2014
Filed September 15, 2014
File No. 333-171547

Dear Mr. Cash:

We acknowledge receipt of your comment letter dated October 8, 2014 (the “Comment Letter”).  We note that the Comment Letter requests a response within ten (10) business days of the date thereof.  As discussed with Jeffrey Gordon on Tuesday, October 21, 2014, we have requested an additional seven (7) business days to submit our response. Accordingly, we intend to respond to the Comment Letter on or before October 31, 2014.

If you have any questions or comments or need additional information, please do not hesitate to contact me at 860-244-1388 or by e-mail (sflaherty@colt.com).

Sincerely,

/s/ Scott B. Flaherty

Scott B. Flaherty
Senior Vice President and
Chief Financial Officer

cc:                                Dennis Veilleux (Colt Defense LLC)

John Coghlin (Colt Defense LLC)

William J. Miller (Cahill Gordon & Reindel LLP)

Josiah M. Slotnick (Cahill Gordon & Reindel LLP)

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